Exhibit 21.1

Echo Global Logistics, Inc.
Subsidiaries of the Company

Name of Subsidiary	State of Incorporation

Transportation Resource Group, LLC	Delaware

Expert Transport LLC	Delaware

Echo/TMG Holdings, LLC	Delaware

Echo/Bestway Holdings, LLC	Delaware

Echo/FMI Holdings LLC	Delaware

Echo/RT Holdings LLC	Delaware

Echo/DSI Holdings LLC	Delaware

Echo/Lubenow Holdings	Delaware

Echo/RGA Holdings LLC	Delaware

Echo/FLI Holdings LLC	Delaware

Echo/DNA Holdings LLC	Delaware